================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------

                              NEXTWAVE TELECOM INC.
                      NEXTWAVE PERSONAL COMMUNICATIONS INC.
                          NEXTWAVE POWER PARTNERS INC.
                              (Names of Applicants)


                                 3 Skyline Drive
                            Hawthorne, New York 10532
                    (Address of Principal Executive Offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

        Title of Class                                    Amount
        --------------                                    ------

12% Senior Secured Subordinated         The dollar amount of Allowed Claims of
Notes Due 2009                          Senior Claimants (as such terms are
                                        defined in the Plan hereinafter referred
                                        to), expected, on the basis of present
                                        information, to be approximately
                                        $225,000,000, plus the amount(s) of any
                                        additional such notes as may be issued
                                        from time to time in payment of interest as hereinafter described.

                        --------------------------------

        Approximate Date of Proposed Public Offering: September 10, 1999

                        --------------------------------

                              Frank A. Cassou, Esq.
                                 3 Skyline Drive
                            Hawthorne, New York 10532
                     (Name and Address of Agent for Service)

                                 With a copy to:

                            Charles E. Harrell, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002

--------------------------------------------------------------------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    FORM T-3

                                     GENERAL

ITEM 1.    GENERAL INFORMATION.

           (A) FORM OF ORGANIZATION.

           Each of NextWave Telecom Inc. (the "Issuer"), NextWave Personal Communications Inc. ("NPCI") and NextWave Power Partners Inc. ("NPPI" and, together with NPCI, the "Guarantors") is a corporation. The Issuer and the Guarantors are sometimes hereinafter referred to collectively as the "Applicants".

           (B) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

           Each of the Applicants is organized under the laws of the State of Delaware.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.

           The Applicants rely upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for their claim that registration of the offer and sale to Senior Claimants (as defined in the Plan (as defined below)) in full satisfaction of their claims against all of the Debtors (as defined below), pursuant to the Plan, of the 12% Senior Secured Subordinated Notes Due 2009 (the "Notes") to be issued by the Issuer under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Issuer, the Guarantors and a trustee (to be named by amendment) (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").

           On June 8, 1998, certain subsidiaries of the Issuer, and thereafter, on December 23, 1998, the Issuer, filed petitions for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the Southern District of New York (the Issuer and such subsidiaries, in such capacity, collectively, the "Debtors," and such District Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

           Pursuant to the Debtors' Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated July 27, 1999 (as it may be altered, amended or modified from time to time, the "Plan"), on the Effective Date, or as promptly thereafter as practicable, the Notes will be issued to Senior Claimants in full satisfaction of their claims against all of the Debtors. Each of the Applicants is a Debtor. In order to ensure that no such Senior Claimant is an "underwriter" with respect to the Notes within the meaning of Section 1145(b)(1) of the Bankruptcy Code, each such Senior Claimant will be required, as a condition to receiving Notes without a legend restricting transfers thereof, to represent and agree that such Senior Claimant is not such an "underwriter." An integral and essential element of the Plan is that the issuance of the Notes pursuant to the Plan shall be exempt from registration under the Securities Act pursuant to
Section 1145 of the Bankruptcy Code.

                                  AFFILIATIONS

ITEM 3.    AFFILIATES.

           The following is a list of affiliates of the Applicants as of August 2, 1999:

                     SUBSIDIARIES OF THE ISSUER, 100% OF THE
                VOTING SECURITIES OF WHICH ARE OWNED DIRECTLY BY
                     THE ISSUER ("FIRST TIER SUBSIDIARIES")
               (ALL OF THE FIRST TIER SUBSIDIARIES AND THE SECOND
               TIER SUBSIDIARY NAMED BELOW ARE DEBTORS EXCEPT FOR
         TELE*CODE INC., WHICH IS A NON-DEBTOR SUBSIDIARY OF THE ISSUER)
         ---------------------------------------------------------------

                      NextWave Personal Communications Inc.
                             NextWave Partners Inc.
                             NextWave Wireless Inc.
                                 TELE*Code Inc.

                  SUBSIDIARY OF THE ISSUER, 100% OF THE VOTING
           SECURITIES OF WHICH ARE OWNED DIRECTLY BY NEXTWAVE PARTNERS
            INC., A FIRST TIER SUBSIDIARY ("SECOND TIER SUBSIDIARY")
            --------------------------------------------------------

                          NextWave Power Partners Inc.

             AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED,
          AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
          -------------------------------------------------------------

           Pursuant to the Plan, on the Effective Date, holders of the Issuer's Series A Common Stock, par value $.0001 per share ("Series A Common Stock"), and Series B Common Stock, par value $.0001 per share ("Series B Common Stock"), will retain their shares, subject to the rights, privileges and preferences of holders of Plan Securities (as defined in the Plan). Holders of Existing Options/Warrants (as defined in the Plan) will be entitled to exercise such Existing Options/Warrants prior to the Effective Date pursuant to the Plan. Upon effectiveness of the Issuer's Second Amended and Restated Certificate of Incorporation, the Issuer will be authorized to issue 60,000,000 shares of Series A Common Stock, 700,000,000 shares of Series B Common Stock, 1,019,444 shares of Series C Common Stock, par value $.0001 per share ("Series C Common Stock") and 50,000,000 shares of undesignated preferred stock, par value $.01 per share ("Undesignated Preferred Stock"), which shall include 850,000 shares of Senior Redeemable Preferred Stock (the "Senior Redeemable Preferred Stock") and between 2,500,000 and 7,500,000 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"). See "Capital Securities - Capitalization
- Capitalization As of the Effective Date" in Item 7 of this Form T-3.


           The following is a list of affiliates of the Applicants as they are expected to be constituted as of the Effective Date:

                 SUBSIDIARIES OF THE ISSUER, 100% OF THE VOTING
            SECURITIES OF WHICH WILL BE OWNED DIRECTLY BY THE ISSUER
            --------------------------------------------------------

                      NextWave Personal Communications Inc.
                             NextWave Partners Inc.
                             NextWave Wireless Inc.
                                 TELE*Code Inc.

             SUBSIDIARY OF THE ISSUER, 100% OF THE VOTING SECURITIES
           OF WHICH WILL BE OWNED DIRECTLY BY NEXTWAVE PARTNERS INC.,
                            A FIRST TIER SUBSIDIARY
                            -----------------------

                          NextWave Power Partners Inc.

                                OTHER AFFILIATES
                                ----------------

           On the basis of present holdings, commitments and information, Navation, Inc. beneficially owns 19,091,435 shares of Series A Common Stock, representing approximately 52.7% of the outstanding shares of Series A Common Stock, and 20,058,308 shares of the Series B Common Stock, representing approximately 12.88% of the outstanding shares of Series B Common Stock. See "Management and Control - Principal Owners of Voting Securities - As of August 2, 1999."

           The identities of any other affiliates of the Issuer as of the Effective Date will be included by amendment.

                             MANAGEMENT AND CONTROL

ITEM 4.    DIRECTORS AND EXECUTIVE OFFICERS.

       DIRECTORS AND EXECUTIVE OFFICERS OF THE ISSUER AS OF AUGUST 2, 1999
       -------------------------------------------------------------------

           Name                      Address                                   Office/Position
           ----                      -------                                   ---------------
Allen B. Salmasi               c/o NextWave Telecom Inc.            Chairman of the Board, Chief Executive Officer and
                               3 Skyline Drive                      President
                               Hawthorne, NY 10532

Frank A. Cassou                c/o NextWave Telecom Inc.            Executive Vice President, Corporate Development and
                               3 Skyline Drive                      General Counsel; Secretary
                               Hawthorne, NY 10532

Raymond P. Dolan               c/o NextWave Telecom Inc.            Chief Operating Officer
                               3 Skyline Drive
                               Hawthorne, NY 10532

Kevin M. Finn                  c/o NextWave Telecom Inc.            Senior Vice President, Special Projects, Director
                               3 Skyline Drive
                               Hawthorne, NY 10532

Roy D. Berger                  c/o NextWave Telecom Inc.            Senior Vice President and Chief Marketing Officer
                               3 Skyline Drive
                               Hawthorne, NY 10532

James S. Madsen                c/o NextWave Telecom Inc.            Senior Vice President, Sales & Business Development
                               3 Skyline Drive
                               Hawthorne, NY 10532

R. Andrew Salony               c/o NextWave Telecom Inc.            Senior Vice President, Strategic Relations and Chief
                               3 Skyline Drive                      Human Resources Officer
                               Hawthorne, NY 10532

Michael Regan, Jr.             c/o NextWave Telecom Inc.            Senior Vice President, External Affairs
                               3 Skyline Drive
                               Hawthorne, NY 10532

Edward M. Knapp                c/o NextWave Telecom Inc.            Senior Vice President, Chief Technical Officer
                               3 Skyline Drive
                               Hawthorne, NY 10532

William H. Webster             c/o NextWave Telecom Inc.            Director
                               3 Skyline Drive
                               Hawthorne, NY 10532

Allan E. Puckett               c/o NextWave Telecom Inc.            Director
                               3 Skyline Drive
                               Hawthorne, NY 10532


                                       4

Alan Cameron                   c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

Theresa L. McCarthy            c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

Brian Montgomery               c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

David Needham                  c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

Charla Rath                    c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

Michael Regan                  c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532

Michael Wack                   c/o NextWave Telecom Inc.            Vice President
                               3 Skyline Drive
                               Hawthorne, NY 10532


          DIRECTORS AND EXECUTIVE OFFICERS OF NPCI AS OF AUGUST 2, 1999
          -------------------------------------------------------------

Name                              Address                                                     Office/Position
----                              -------                                                     ---------------
Allen B. Salmasi                  c/o NextWave Personal Communications Inc.                   Chairman of the Board, Chief Executive
                                  3 Skyline Drive                                             Officer and President
                                  Hawthorne, NY  10532

Kevin M. Finn                     c/o NextWave Personal Communications Inc.                   Senior Vice President, Director
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

Edward M. Knapp                   c/o NextWave Personal Communications Inc.                   Vice President
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

James S. Madsen                   c/o NextWave Personal Communications Inc.                   Vice President
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

Frank A. Cassou                   c/o NextWave Personal Communications Inc.                   Secretary
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

          DIRECTORS AND EXECUTIVE OFFICERS OF NPPI AS OF AUGUST 2, 1999
          -------------------------------------------------------------

Name                              Address                                                     Office/Position
----                              -------                                                     ---------------
Allen B. Salmasi                  c/o NextWave Power Partners Inc.                            Chairman of the Board, Chief Executive
                                  3 Skyline Drive                                             Officer and President
                                  Hawthorne, NY  10532

Kevin M. Finn                     c/o NextWave Power Partners Inc.                            Senior Vice President, Director
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

Roy D. Berger                     c/o NextWave Power Partners Inc.                            Vice President
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

Edward M. Knapp                   c/o NextWave Power Partners Inc.                            Vice President
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

James S. Madsen                   c/o NextWave Power Partners Inc.                            Vice President
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

Frank A. Cassou                   c/o NextWave Power Partners Inc.                            Secretary
                                  3 Skyline Drive
                                  Hawthorne, NY  10532

               DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANTS
           AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)
           ----------------------------------------------------------

           On or prior to the Effective Date, pursuant to the Plan, the Issuer will file a Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that will provide that, at the effective time thereof, the Board of Directors of the Issuer will consist of not less than three nor more than nine members.


           The names of the directors and executive officers of each of the Applicants, and the offices and/or positions of such persons with the respective Applicant and their respective mailing addresses, will be provided by amendment.


ITEM 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

                              AS OF AUGUST 2, 1999
                              --------------------

           I.        ISSUER.

                  Col. A                               Col. B                        Col. C                          Col. D
                  ------                               ------                        ------                          ------
                                                                                                                 Percentage of
                 Name and                                                                                            Voting
         Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
         ------------------------               --------------------              ------------                  ----------------
Navation, Inc.                              Series A Common Stock                  19,091,435                     9.94%(1)(2)
271 East 86th Street, Suite 352
New York, New York 10028


                                       6

Navation, Inc.                              Series B Common Stock                  20,058,308                     10.45%(1)(3)
271 East 86th Street, Suite 352
New York, New York 10028


-------------------

(1)Represents the percentage of outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding) beneficially owned (assuming that no Existing Options/Warrants are exercised) as of July 30, 1999.

(2)Navation, Inc. owns 52.67% of the outstanding Series A Common Stock and its combined ownership of Series A Common Stock and Series B Common Stock constitutes a total of 20.39% of the outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding), assuming that no Existing Options/Warrants are exercised.

(3)Navation, Inc. owns 12.88% of the outstanding Series B Common Stock and its combined ownership of Series A Common Stock and Series B Common Stock constitutes a total of 20.39% of the outstanding voting securities of the Issuer (i.e., of the aggregate of the Series A Common Stock and Series B Common Stock outstanding), assuming that no Existing Options/Warrants are exercised.

           II.       NPCI.

                  Col. A                               Col. B                        Col. C                          Col. D
                  ------                               ------                        ------                          ------
                                                                                                                 Percentage of
                 Name and                                                                                            Voting
         Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
         ------------------------               --------------------              ------------                  ----------------
NextWave Telecom Inc.                       Capital Stock, par value              1,000 shares                      100.00%
3 Skyline Drive                             $.0001 per share
Hawthorne, NY  10532

           III.      NPPI.

                  Col. A                               Col. B                        Col. C                          Col. D
                  ------                               ------                        ------                          ------
                                                                                                                 Percentage of
                 Name and                                                                                            Voting
         Complete Mailing Address               Title of Class Owned              Amount Owned                  Securities Owned
         ------------------------               --------------------              ------------                  ----------------

NextWave Partners Inc.                      Capital Stock, par value              1,000 shares                      100.00%
3 Skyline Drive                             $.0001 per share
Hawthorne, NY  10532


                  AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS
                 PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS
                OF PRESENT HOLDINGS, COMMITMENTS AND INFORMATION)
                -------------------------------------------------

           Disclosure concerning the principal owners of voting securities as of the Effective Date will be provided by amendment.

                                  UNDERWRITERS

ITEM 6.    UNDERWRITERS.

           (a)       None.

           (b) No principal underwriter within the meaning of Section 303(4) of the Trust Indenture Act of 1939, as amended (the "1939 Act"), has been proposed with respect to the Notes.

                               CAPITAL SECURITIES

ITEM 7.    CAPITALIZATION.

                              AS OF AUGUST 2, 1999

           (A)       CAPITALIZATION.

           I.        ISSUER.

                        Col. A                                            Col. B                                   Col. C

                    Title of Class                                  Amount Authorized                        Amount Outstanding
                    --------------                                  -----------------                        ------------------
Series A Common Stock                                               60,000,000 shares                        36,245,031 shares
Series B Common Stock                                               350,000,000 shares                       155,745,055 shares
Series C Common Stock                                                1,019,444 shares                               NONE
Undesignated Common Stock                                           88,980,556 shares                               NONE


           II.       NPCI.

                        Col. A                                            Col. B                                   Col. C

                    Title of Class                                  Amount Authorized                        Amount Outstanding
                    --------------                                  -----------------                        ------------------

Capital Stock, par value $.0001 per share                              1,000 shares                             1,000 shares

           III.      NPPI.

                        Col. A                                            Col. B                                   Col. C

                    Title of Class                                  Amount Authorized                        Amount Outstanding
                    --------------                                  -----------------                        ------------------

Capital Stock, par value $.0001 per share                              1,000 shares                             1,000 shares


             AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED,
        AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)(1)
        ----------------------------------------------------------------

           I.        ISSUER.

                        Col. A                                            Col. B                                  Col. C

                    Title of Class                                  Amount Authorized                      Amount Outstanding(2)
                    --------------                                  -----------------                      ---------------------
Series A Common Stock                                               60,000,000 shares
Series B Common Stock                                               700,000,000 shares
Series C Common Stock                                                1,019,444 shares
Undesignated Preferred Stock                                 41,650,000 to 46,650,000 shares
Series A Preferred Stock                                      2,500,000 to 7,500,000 shares
Senior Redeemable Preferred Stock                                     850,000 shares
12% Senior Secured Subordinated Notes Due 2009                             (3)


---------------

(1)In addition, pursuant to the Plan, on the basis of present information, the Issuer will issue to (i) certain new investors who subscribe to purchase shares of Series A Preferred Stock, (ii) the recipients of Senior Redeemable Preferred Stock and (iii) the Bridge Noteholders, Hanareum and LG InfoComm (each as defined in the Disclosure Statement filed as Exhibit T3E hereto) approximately 75,000,000 Series B Warrants (the "Series B Warrants"), each of which will be exercisable for one share of Series B Common Stock at an exercise price of $3.00 per share. The Series B Warrants will be exercisable until 5:00 p.m., New York City time, on the fifth anniversary of the Effective Date. The number of shares of Series B Common Stock purchasable upon the exercise of the Series B Warrants and such exercise price are subject to adjustment as set forth in the warrant agreement governing such warrants. Also pursuant to the Plan, the Issuer will issue to certain of its senior executives an aggregate of up to 6.9 million shares of Series B Common Stock.

(2)The amount of capital securities expected to be outstanding as of the Effective Date will be provided by amendment.

(3)The amount of authorized Notes will be equal to the dollar amount of Allowed Claims of Senior Claimants (as such terms are defined in the Plan), expected, on the basis of present information, to be approximately $225,000,000.

           II.       NPCI.

                        Col. A                                            Col. B                                   Col. C

                    Title of Class                                  Amount Authorized                        Amount Outstanding
                    --------------                                  -----------------                        ------------------
Capital Stock, par value $.0001 per share                              1,000 shares                             1,000 shares

           III.      NPPI.

                        Col. A                                            Col. B                                   Col. C

                    Title of Class                                  Amount Authorized                        Amount Outstanding
                    --------------                                  -----------------                        ------------------

Capital Stock, par value $.0001 per share                              1,000 shares                             1,000 shares


           (B)       VOTING RIGHTS.

           I.        ISSUER.

                              SERIES A COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series A Common Stock has one vote for all purposes provided by law, provided that (i) the number of directors which the holders of shares of Series A Common Stock shall be entitled to elect shall be limited in that such holders shall be entitled to elect a number of directors equal to the minimum number necessary to constitute a majority of the total number of directors (except that, in the event there are no holders of Series B Common Stock, the holders of Series A Common Stock shall have the right to elect all of the directors of the Issuer), and (ii) the holders of Series A Common Stock shall have the right to vote, as a separate class, on certain matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit T3A-1 hereto (the "Amended and Restated Certificate of Incorporation").

           As of the Effective Date, each outstanding share of the Series A Common Stock will have, on the basis of present information, one vote for all purposes provided by law, provided that (i) the number of directors which the holders of shares of Series A Common Stock shall be entitled to elect shall be limited in that such holders shall be entitled to elect a number of directors equal to the minimum number necessary to constitute a majority of the total number of directors (except that, in the event there are no holders of Series B Common Stock, the holders of Series A Common Stock shall have the right to elect all of the directors of the Issuer), and (ii) the holders of Series A Common Stock shall have the right to vote, as a separate class, on certain matters set forth in Article VII of the Second Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit T3A-2 hereto (the "Second Amended and Restated Certificate of Incorporation").

                              SERIES B COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series B Common Stock has no right to vote, except as required by law, provided that (i) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series B Common Stock and Series C Common Stock shall always constitute a minority of the total number of directors and (ii) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Amended and Restated Certificate of Incorporation), each holder of Series B Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           As of Effective Date, each outstanding share of the Series B Common Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series B Common Stock voting with the holders of Series C Common Stock (and any other class or series of Preferred Stock (as defined in the Second Amended and Restated Certificate of Incorporation) to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series B Common Stock and Series C Common Stock (and any other class or series of Preferred Stock to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall always constitute a minority of the total number of directors and (ii) the holders of Series B Common Stock voting with the holders of Series C Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VII of the Second Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Second Amended and Restated Certificate of Incorporation), each holder of Series B Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

                              SERIES C COMMON STOCK
                              ---------------------

           As of July 30, 1999, each outstanding share of the Series C Common Stock has no right to vote, except as required by law, provided that (i) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series C Common Stock and Series B Common Stock shall always constitute a minority of the total number of directors and (ii) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VIII of the Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Amended and Restated Certificate of Incorporation), each holder of Series C Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           As of Effective Date, each outstanding share of the Series C Common Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series C Common Stock voting with the holders of Series B Common Stock (and any other class or series of Preferred Stock (as defined in the Second Amended and Restated Certificate of Incorporation) to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock, provided, however, that the number of directors to be elected by the holders of Series C Common Stock and Series B Common Stock (and any other class or series of Preferred Stock to the extent provided in the certificates of designation filed by the Issuer with Secretary of State of Delaware (including, without limitation, the Series A Preferred Stock)) shall always constitute a minority of the total number of directors and (ii) the holders of Series C Common Stock voting with the holders of Series B Common Stock shall have the right to vote, as a separate class, on the matters set forth in Article VII of the Second Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing and such limitations, upon the date that is ten years after the License Grant Date (as defined in Second Amended and Restated Certificate of Incorporation), each holder of Series C Common Stock shall be entitled to one vote per share upon any and all matters submitted to the stockholders of the Issuer for a vote.

           The information set forth above in this Item 7(b) under the captions "Series A Common Stock", "Series B Common Stock", "Series C Common Stock" and "Undesignated Common Stock" is provided pursuant to the requirements of Form T-3. However, the Issuer is currently under the protection of the Bankruptcy Court and the owners of equity interests in the Issuer are subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without the necessity of any further action by any stockholder of the Issuer.

                          UNDESIGNATED PREFERRED STOCK
                          ----------------------------

           The Undesignated Preferred Stock will have, on the basis of present information, such terms (including voting rights), as may be determined by the Board of Directors of the Issuer pursuant to the Second Amended and Restated Certificate of Incorporation.

                            SERIES A PREFERRED STOCK
                            ------------------------

           As of the Effective Date, each outstanding share of the Series A Preferred Stock will have, on the basis of present information, no right to vote, except as required by law, provided that (i) the holders of Series A Preferred Stock voting with the holders of Series B Common Stock shall be entitled to elect a limited number of directors equal to the total number of directors less the number of directors to be elected by the holders of Series A Common Stock and (ii) the holders of Series A Preferred Stock shall have the right to vote, as a separate class, on the matters set forth in Section viii(c) of the Certificate of Designation filed by the Issuer with Secretary of State of Delaware with respect to the Series A Preferred Stock (the "Series A Certificate of Designation") (unless such matters are approved by a majority of the directors elected by the holders of the Series A Preferred Stock and the Series B Common Stock). Each share of Series A Preferred Stock shall have one vote with respect to such matters and shall vote together as a single class with the holders of Junior Stock (as defined in the Series A Certificate of Designation), except as provided otherwise in the Series A Certificate of Designation. Notwithstanding the foregoing, such voting rights shall terminate upon the earlier of (a) the completion of a Qualified Public Offering (as defined in the Series A Certificate of Designation) for the Series B Common Stock and (b) such time as there is less than 30% of the Series A Preferred Stock issued on the Issue Date (as defined in the Series A Certificate of Designation) outstanding.

                        SENIOR REDEEMABLE PREFERRED STOCK
                        ---------------------------------

           As of the Effective Date, each outstanding share of the Senior Redeemable Preferred Stock will have, on the basis of present information, no right to vote, except as required by law, and except that, in the event that dividends payable on the Senior Redeemable Preferred Stock shall be in arrears in an amount equal to at least six full quarterly dividends on the Senior Redeemable Preferred Stock at the time outstanding, the holders of the outstanding Senior Redeemable Preferred Stock shall have the exclusive right, voting separately as a class, to elect two directors of the Issuer at the Issuer's next annual meeting of stockholders and at each subsequent annual meeting of stockholders, and as otherwise provided in the Certificate of Designation filed by the Issuer with Secretary of State of Delaware with respect to the Senior Redeemable Preferred Stock.

           II.       NPCI.

           Each outstanding share of capital stock, par value $.0001 per share, of the Guarantor has or will have, as applicable, on the basis of current information, one vote with respect to all matters subject to stockholder vote.

           The information set forth above is provided pursuant to the requirements of Form T-3. However, the Guarantor is currently under the protection of the Bankruptcy Court and the stockholder that presently holds equity interests in the Guarantor is subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without further action by the stockholder of the Guarantor.

           III.      NPPI.

           Each outstanding share of capital stock, par value $.0001 per share, of the Guarantor has or will have, as applicable, on the basis of current information, one vote with respect to all matters subject to stockholder vote.

           The information set forth above is provided pursuant to the requirements of Form T-3. However, the Guarantor is currently under the protection of the Bankruptcy Court and the stockholder that presently holds equity interests in the Guarantor is subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court and, in accordance with Section 303 of the Delaware General Corporation Law, may then be carried out without further action by the stockholder of the Guarantor.

                              INDENTURE SECURITIES

ITEM 8.    ANALYSIS OF INDENTURE PROVISIONS.

                                EVENTS OF DEFAULT
                                -----------------

           An Event of Default will have occurred under the terms of the Indenture with respect to the Notes if: (1) required payments of principal (or premium, if any) or interest with respect to the Notes are not made when due and payable (subject to a 10-day grace period in the case of a default upon a payment of interest and a five Business Day (as defined in the Indenture) grace period in the case of a default upon a payment of principal or premium); (2) there is a default in or breach of any other agreement of the Issuer in the Indenture (subject to a 60-day grace period after notice to the Issuer by the Trustee or by the holders of at least 33-1/3% in outstanding principal amount of the Notes); (3) there is a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (as defined in the Indenture) (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), which default results in the acceleration of such indebtedness prior to its stated final maturity and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness the maturity of which has been so accelerated, aggregates $50.0 million or more; (4) the Issuer or any of its Restricted Subsidiaries fails to pay final judgments aggregating in excess of $50.0 million (net of any amounts with respect to which a reputable and creditworthy insurance Issuer has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days; (5) the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary (as defined in the Indenture) commences a voluntary case under any applicable bankruptcy law, consents to the entry of an order for relief against it in an involuntary case under any applicable bankruptcy law, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; or (6) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief against the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary in an involuntary case, appoints a custodian of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or orders the liquidation of the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 consecutive days.

                              WITHHOLDING OF NOTICE
                              ---------------------

           If a default occurs under the Indenture with respect to the Notes, the Trustee will give the holders of the Notes notice thereof as and to the extent provided by the 1939 Act; provided, however, that except in the case of a Default or Event of Default (each as defined in the Indenture) in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers (as defined in the Indenture) in good faith determines that withholding the notice is in the interests of the holders of the Notes.

           REGISTRATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS
           -----------------------------------------------------------

           The aggregate principal amount of the Notes to be issued will be determined in accordance with the Plan and will be equal to the dollar amount of the Allowed Claims of Senior Claimants (as such terms are defined in the Plan), expected, on the basis of present information, to be approximately $225,000,000, subject to adjustment in the manner provided in the Plan and subject to the issuance of such additional Notes as the Issuer may elect to issue in payment of interest on the Notes pursuant to the Indenture. All of the Notes issued on the Effective Date will be distributed to Senior Claimants in accordance with the terms of the Plan. Each Note will be signed by the Issuer, authenticated by the Trustee, registered in the security register by the Trustee or an agent appointed by the Issuer to act as the transfer agent and registrar and delivered to the Senior Claimants by the Issuer or an exchange or disbursing agent on behalf of the Issuer.

         RELEASE OR RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO
                               LIEN OF INDENTURE
                               -----------------

           The Indenture contains the general provisions for the release of collateral from the lien of the Collateral Agent (as defined in the Indenture) in accordance with the 1939 Act, including delivery of the certificates and opinions of fair value as and to the extent required by Section 314(d) of the 1939 Act. The Indenture permits, among other things, subject only to the applicable requirements of the 1939 Act, if any, the Issuer or any subsidiary of the Issuer, at any time and from time to time, in its sole and absolute discretion, without any other action whatsoever, to effect and consummate, or permit or cause to be effected and consummated, any sale (including, without limitation, the issuance of capital stock or high-yield debt securities in a public or private transaction), exchange, transfer, pledge or any other disposition of the Collateral under the Indenture, in whole or in part, the execution, delivery and performance of one or more joint venture agreements by one or more of the License Holding Subsidiaries (as defined in the Indenture) (or by the Issuer or any subsidiary of the Issuer that owns any capital stock in any respective License Holding Subsidiary), the merger, consolidation or other business combination of any nature of a License Holding Subsidiary with any other Person, or any other similar such transaction, subject to a requirement that (with certain exceptions), the Issuer shall cause cash in an amount equal to the Net Proceeds (as defined in the Indenture) from such transaction allocable to the Collateral under the Indenture, if any, to be delivered and pledged to the Collateral Agent upon the closing of such transaction. The Indenture also provides that the Trustee and the Collateral Agent shall take, or cause to be taken, any action reasonably requested by the Issuer to release any and all liens in connection with such a transaction in accordance with the terms and conditions of the Security Documents (as defined in the Indenture).

                     SATISFACTION AND DISCHARGE OF INDENTURE
                     ---------------------------------------

           The Applicants may satisfy and discharge the Indenture (subject to certain surviving obligations) if (1) all securities previously authenticated and delivered (with certain exceptions) have been delivered to the Trustee for cancellation, or all such securities not so delivered have become due and payable, or will become due and payable or will be called for redemption within one year, and the Issuer has deposited in trust with the Trustee an amount sufficient to pay and discharge the entire indebtedness on such securities, (2) the Issuer has paid all other sums payable under the Indenture by the Issuer and
(3) the Issuer has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent in the Indenture relating to such satisfaction and discharge have been satisfied.

           The Issuer may effect a legal defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the Notes), or covenant defeasance (i.e., the release of certain covenant obligations of the Issuer under the Indenture) with respect to the Notes upon the satisfaction of certain conditions, including (1) the deposit by the Issuer with the Trustee in trust for the benefit of the holders of Notes of sufficient money, non-callable Government Securities (as defined in the Indenture) or a combination thereof to pay the principal of and any premium and interest on the Notes when the same shall be due, and (2) the delivery of certain prescribed opinions of counsel, including an opinion with respect to certain federal income tax matters.

                EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR
          UPON THE INDENTURE SECURITIES TO THE TRUSTEE AS TO COMPLIANCE
         WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE
         ---------------------------------------------------------------

           The Issuer will deliver to the Trustee an annual officers' certificate stating whether or not the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and, if the Issuer is in default, specifying all such defaults and the nature and status thereof.

ITEM 9.    OTHER OBLIGORS.

           None.

CONTENTS OF APPLICATION FOR QUALIFICATION.
THIS APPLICATION FOR QUALIFICATION COMPRISES -

           (a)       Pages number 1 to 17, consecutively.

           (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified (to be filed by amendment).

           (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                     Exhibit T3A-1      Amended and Restated Certificate of
                                        Incorporation of the Issuer, as in
                                        effect on the date of filing hereof
                                        (filed herewith).

                     Exhibit T3A-2      Form of Second Amended and Restated
                                        Certificate of Incorporation of the
                                        Issuer, to be filed with the Secretary
                                        of State of the State of Delaware and to become effective as of the Effective
                                        Date (filed herewith).

                     Exhibit T3A-3      Certificate of Incorporation of NPCI, as
                                        in effect on the date of filing hereof
                                        (to be filed by amendment).

                     Exhibit T3A-4      Certificate of Incorporation of NPPI, as
                                        in effect on the date of filing hereof
                                        (to be filed by amendment).

                     Exhibit T3B-1      Restated Bylaws of the Issuer, as in
                                        effect on the date of filing hereof
                                        (filed herewith).

                     Exhibit T3B-2      Form of Restated Bylaws of the Issuer to
                                        become effective as of the Effective
                                        Date (to be filed by amendment).

                     Exhibit T3B-3      Bylaws of NPCI, as in effect on the date
                                        of filing hereof (to be filed by
                                        amendment).

                     Exhibit T3B-4      Bylaws of NPPI, as in effect on the date
                                        of filing hereof (to be filed by
                                        amendment).

                     Exhibit T3C        Indenture, to be dated as of the
                                        Effective Date, between the Issuer and
                                        the Trustee to be named therein, in the
                                        form to be qualified, including an
                                        itemized table of contents showing the
                                        articles, sections and subsections of
                                        the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

                     Exhibit T3D        Not applicable.

                     Exhibit T3E        Debtors' Joint Disclosure Statement
                                        Pursuant to Section 1125 of the
                                        Bankruptcy Code dated July 27, 1999
                                        (filed herewith).

                     Exhibit T3F        A cross reference sheet showing the
                                        location in the Indenture of the
                                        provisions inserted therein pursuant to
                                        Section 310 through 318(a), inclusive,
                                        of the 1939 Act (filed herewith).

                                    SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicants, each of NextWave Telecom Inc., NextWave Personal Communications Inc. and NextWave Power Partners Inc., each a corporation organized and existing under the laws of Delaware, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Hawthorne, and State of New York, as of the 5th day of August, 1999.


(Seal)                                       NEXTWAVE TELECOM INC.

                                             By: /s/ Allen B. Salmasi
                                                 -------------------------------
                                                 Name: Allen B. Salmasi
                                                 Title: President and
                                                        Chief Executive Officer



Attest: /s/ Frank A. Cassou
        -----------------------------------
        Name: Frank A. Cassou
        Title: Executive Vice President,
               Corporate Development,
               General Counsel and Secretary



(Seal)                                       NEXTWAVE PERSONAL
                                             COMMUNICATIONS INC.

                                             By: /s/ Allen B. Salmasi
                                                 -------------------------------
                                                 Name: Allen B. Salmasi
                                                 Title: President and
                                                        Chief Executive Officer

Attest: /s/ Frank A. Cassou
        -----------------------------------
        Name: Frank A. Cassou
        Title: Secretary




(Seal)                                       NEXTWAVE POWER PARTNERS INC.

                                             By: /s/ Allen B. Salmasi
                                                 -------------------------------
                                                 Name: Allen B. Salmasi
                                                 Title: President and
                                                        Chief Executive Officer


Attest: /s/ Frank A. Cassou
        -----------------------------------
        Name: Frank A. Cassou
        Title: Secretary

                                  EXHIBIT INDEX

Exhibit No.         Exhibit
-----------         -------

Exhibit 25 Statement of Eligibility and Qualification of Trustee on Form T-1 (to be filed by amendment).

Exhibit T3A-1       Amended and Restated Certificate of Incorporation of the
                    Issuer, as in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2       Form of Second Amended and Restated Certificate of
                    Incorporation of the Issuer, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date (filed herewith).

Exhibit T3A-3       Certificate of Incorporation of NPCI, as in effect on the
                    date of filing hereof (to be filed by amendment).

Exhibit T3A-4       Certificate of Incorporation of NPPI, as in effect on the
                    date of filing hereof (to be filed by amendment).

Exhibit T3B-1       Restated Bylaws of the Issuer, as in effect on the date of filing hereof (filed herewith).

Exhibit T3B-2       Form of Restated Bylaws of the Issuer to become effective as of the Effective Date (to be filed by amendment).

Exhibit T3B-3       Bylaws of NPCI, as in effect on the date of filing hereof
                    (to be filed by amendment).

Exhibit T3B-4       Bylaws of NPPI, as in effect on the date of filing hereof
                    (to be filed by amendment).

Exhibit T3C         Indenture, to be dated as of the Effective Date, between the
                    Issuer and the Trustee to be named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D         Not applicable.

Exhibit T3E         Debtors' Joint Disclosure Statement Pursuant to Section 1125
                    of the Bankruptcy Code dated July 27, 1999 (filed herewith).

Exhibit T3F         A cross reference sheet showing the location in the
                    Indenture of the provisions inserted therein pursuant to
                    Section 310 through 318(a), inclusive, of the 1939 Act
                    (filed herewith).